UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission file number:

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 University Avenue, Suite 200

Toronto, ON M5H

Canada

(647) 490-5122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 3, 2017, Ehave, Inc. (the “Company”) entered into a Strategic Relationship Agreement (the “Agreement”) with MedReleaf Corp., an Ontario corporation (“MedReleaf” and together with the Company, the “Parties”), pursuant to which the Company and MedReleaf will develop a branded MedReleaf app (the “App”) utilizing the Ehave Connect mental health informatics platform (the “Platform”) to advance the study and therapeutic use of medical cannabis.

In connection with the Agreement, MedReleaf will make an investment into the Company in the amount of $100,000 in the form of a convertible note, and was granted an option to invest $200,000 into the Company’s TSX-V common stock public offering.

The initial term of the Agreement is five years, and thereafter, may continue for automatic and successive renewal terms of twelve months, unless either party terminates by giving thirty days’ prior written notice before the commencement of any such renewal term, or otherwise terminates the Agreement upon occurrence of a material breach or default of the Agreement, bankruptcy or insolvency, or gives less than 30 days’ written notice prior to the effective date of expiration of the initial term of any renewal term.

Under the Agreement, the Company, among others things, is responsible for developing and creating the App, integrating related intellectual property into the Platform and obtaining all necessary regulatory and governmental approvals for distribution of the App. The Company will also provide maintenance and support services to MedReleaf during the term of the Agreement.

Each Party granted the other Party a revocable, non-exclusive license to use, modify, copy and store such Party’s proprietary intellectual property for the purpose of the project. Any intellectual property developed (i) pursuant to or as a result of performance of the Agreement or (ii) otherwise in the course of the Parties’ work together within the scope of the field of use (“Collaboration IP”) will be jointly owned by the Parties. Each Party will own an undivided 50% interest in any Collaboration IP.

The Parties have agreed to discuss a plan for joint public relations activities. In addition, the Parties have agreed to discuss potential co-branding of any content developed as a result of the Agreement, as well as potential co-branding of each Party’s proprietary intellectual property. The parties will also discuss jointly invested co-marketing funds to help with market education and raise market awareness, with an initial focus on leveraging MedReleaf’s existing market.

The Parties have additionally agreed to work together to create detailed research projects and execute a pilot program to make the App available to identified customers, the focus of each being post-traumatic stress disorder within the scope of the field of use.

The Company will not offer the App to other cannabis industry parties or integrate the App into its platform for distribution for a period of one year after the public launch date of the App. The App is to be offered to MedReleaf patients at no cost. Pricing as offered to other industry parties will be jointly determined following the end of the exclusivity period. Each Party will receive 50% of any net sales revenue.

On February 14, 2017, the Company issued a press release entitled “Ehave and MedReleaf Enter Partnership to Optimize the Therapeutic Potential of Medical Cannabis Products,” which is attached hereto as Exhibit 99.1.

Attached hereto are the following exhibits:

Exhibit	Description
99.1	Press Release dated February 14, 2017 - Ehave and MedReleaf Enter Partnership to Optimize the Therapeutic Potential of Medical Cannabis Products

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

February 28, 2017	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
President and Chief Executive Officer